EXECUTION COPY

EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

CALIX, INC.

AND

cLEARFIELD, iNC.

February 20, 2018

Exhibits *

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of Agent Channel Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Patent Assignment
Exhibit F	Form of Non-Competition Agreement

Schedules *

Schedule 1.01(a)	Assumed Warranty Obligations
Schedule 1.01(b)	Excluded Warranty Obligations
Schedule 1.01(c)	Flex WIP Purchase Commitments and Open Purchase Orders
Schedule 1.01(d)	Business Contracts
Schedule 1.01(e)	Products
Schedule 1.01(f)	Inventory
Schedule 1.01(g)	Tangible Personal Property
Schedule 1.01(h)	Transferred Patents
Schedule 1.01(i)	Transferred Reference Design Packages and Agile Database Packages
Schedule 1.01(j)	Transferred Warranties
Schedule 1.01(k)	Reference Design Packages
Schedule 2.04(h)	Required Consents

Disclosure Schedule *

* The exhibits and schedules to this Asset Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Clearfield, Inc. will furnish supplementally copies of such exhibits and schedules to the Securities and Exchange Commission upon request.

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 20, 2018, is entered into by and between Calix, Inc., a Delaware corporation (“Seller”), and Clearfield, Inc., a Minnesota corporation (“Purchaser”). Capitalized terms have the respective meanings ascribed to them in Article 1.

RECITALS

WHEREAS, Seller is in the business of designing, developing and selling network communications equipment and services;

WHEREAS, Seller is engaged in, among other things, the Business;

WHEREAS, Purchaser is in the business of designing, manufacturing and distributing fiber optic management, protection and delivery products for communications networks; and

WHEREAS, Seller desires to sell, transfer and assign, and Purchaser desires to purchase and assume, the Purchased Assets and Assumed Liabilities upon the terms and subject to the conditions specified in this Agreement.

AGREEMENT

NOW, THEREFORE, intending to be legally bound, the parties to this Agreement hereby agree as follows:

ARTICLE 1.
Definitions

Section 1.01      Definitions.

As used in this Agreement, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Ancillary Agreements” means the Bill of Sale, the Assignment and Assumption Agreement, the Agent Channel Agreement, the Transition Services Agreement, the Patent Assignment, the Non-Competition Agreement and each agreement, document, instrument or certificate contemplated by this Agreement or to be executed or delivered by Purchaser or Seller in connection with the consummation of the transactions contemplated by this Agreement, in each case only as applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used.

“Applicable Law” means, with respect to any Person, any federal, state, local, municipal, foreign or other law, constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Assumed Liabilities” means only the following Liabilities arising out of the Business or otherwise related to the Purchased Assets:

(i)                 except as otherwise set forth herein, any and all obligations and Liabilities arising from the Purchased Assets after the Closing;

(ii)               all Liabilities under the Business Contracts but only to the extent such Liabilities (A) arise from either (I) the written terms and provisions of each written Business Contract as provided, and to the extent provided, to Purchaser by Seller or (II) the terms of any oral Business Contract, as described in Schedule 1.01(d), and (B) are not the result of any breach, default or violation (or any event that with or without notice or lapse of time, or both, would constitute a breach, default or violation, except to the extent that such event is subject to cure and would reasonably be expected to be cured by operation of the Business in the ordinary course of business) by Seller prior to the Closing Date (provided, however, that a Liability in this clause (B) shall not be deemed to arise out of events or circumstances merely because a related Proceeding is brought after the Closing Date with respect to events or circumstances occurring prior to the Closing Date);

(iii)             any and all warranty obligations of Seller related to the Business, including but not limited to those set forth on Schedule 1.01(a), except for (A) all professional service warranty obligations related to the Business existing prior to the Closing and (B) all warranty obligations for issues known to Seller prior to Closing as set forth on Schedule 1.01(b);

(iv)             Purchaser’s portion of the Transfer Taxes assigned to Purchaser pursuant to Section 5.03(a) and Taxes relating to the operation of the Business or the ownership of the Purchased Assets for any Tax period or portion thereof beginning on or after the Closing Date; and

(v)               commitments necessary for the continued operation of the Business regarding the work-in-progress purchase commitment inventory and open purchase orders as set forth on Schedule 1.01(c).

“Business” means the business as conducted by Seller as of the date of this Agreement that consists solely of the development, design, marketing, promotion, sale, implementation, customization, hosting, maintenance and support of the Products. For the avoidance of doubt, the Business does not include the development, design, marketing, promotion, sale, implementation, customization, hosting, maintenance and support of the Excluded Products.

“Business Contract” means any Contract of Seller or any of its Subsidiaries set forth on Schedule 1.01(d).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Business Intellectual Property Licenses” means any Contract under which (i) a third party has licensed any material Business Intellectual Property Right to Seller that is used in the Business, excluding licenses to commercial off-the-shelf software or standard commercial service offerings that are generally available on standard terms, or (ii) Seller has licensed any material Business Intellectual Property Right to any third party, excluding Customer Contracts.

“Business Intellectual Property Rights” means Intellectual Property Rights in and to Business Technology and Intellectual Property Rights owned by Seller or by a third Person and used in the Business as of the Closing.

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“Business Technology” means any Technology that is used in the conduct of the Business as of the Closing.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, any similar state law, and the rules and regulations issued thereunder and any successor statute and the rules and regulations issued thereunder.

“Code” means the Internal Revenue Code of 1986 as amended, and the rules and regulations issued thereunder and any successor statute and the regulations issued thereunder.

“Competition Law” any merger control law or regulation that is applicable to the Transactions.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permit).

“Contract” means any legally binding contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment, plan or other arrangement, whether oral or written.

“Copyright” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Customer Contract” means any Contract between Seller or any of its Subsidiaries, on the one hand, and a customer, distributor or dealer of Seller or any of its Subsidiaries, on the other hand, for the purchase, sale, distribution, marketing, servicing, or support of the Products.

“Damages” means any loss, damage, injury, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, costs or expenses (including, in the event of any Proceedings, costs of investigation and any fees, charges, costs and expenses (including reasonable attorneys’ fees) associated with any claim commenced by any Indemnified Party for the purpose of enforcing any of its rights under Article 6) but excluding any consequential, incidental, indirect, special, exemplary or punitive Damages, other than as awarded to a third party.

“Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by Seller to Purchaser.

“Employee Benefit Plan” means with respect to the Business any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other employee benefit plan, program, agreement or arrangement of any kind that Seller or any ERISA Affiliate maintains, to which Seller or any ERISA Affiliate contributes or has any obligation to contribute, or with respect to which Seller or any ERISA Affiliate has any Liability or, in the past six (6) years, has maintained, contributed to, has had any obligation to contribute to or has had any Liability.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations issued thereunder and any successor statute and the rules and regulations issued thereunder.

“ERISA Affiliate” means each entity that is treated as a single employer with Seller for purposes of Section 414 of the Code, or Section 4001(a)(14) or 4001(b) of ERISA.

“Environmental Law” means any Applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, the environment or to Hazardous Substances.

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“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the Business as currently conducted.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” means all assets of Seller and its Subsidiaries other than the Purchased Assets, including accounts receivable of the Business arising prior to the Closing.

“Excluded Liabilities” means all Liabilities of Seller and its Subsidiaries other than the Assumed Liabilities, including, without limitation:

(i)                 accounts payable related to the Business arising prior to the Closing;

(ii)               Excluded Taxes;

(iii)             any Liability arising out of any indebtedness of Seller, its Affiliates or Liens incurred prior to the Closing Date;

(iv)             any Liability arising from (i) the breach of or any default under any Business Contract, initiated, occurring or existing prior to the Closing Date or (ii) any Liability for payments or amounts due or other obligations that were required to be performed under any Business Contract prior to the Closing Date;

(v)               all Liabilities under Environmental Laws including those arising out of (i) the ownership or operation of (A) the leased real property (or any condition thereon) or (B) the Business prior to the Closing Date, or (ii) the offsite transportation, storage, disposal, treatment or recycling of Hazardous Substances generated by or taken offsite prior to the Closing Date, including, with respect to clauses (i) and (ii), (1) the release of any Hazardous Substances and (2) any noncompliance with, or Liability under, Environmental Laws;

(vi)             any Liability arising out of, in connection with or relating to any Employee Benefit Plan, and any Liability for severance payments;

(vii)           with respect to all employees of Seller, liability for compensation, salary, wages, bonus payments, or commissions;

(viii)         any Liability of Seller to any Affiliate of Seller, including intercompany accounts and notes payable, and any Liability arising from or related to any Excluded Asset;

(ix)             any Liability of Seller under this Agreement, the other Ancillary Agreements or any other Contract between Seller and Purchaser;

(x)               any Liability for any infringement, violation, misuse or misappropriation related to Intellectual Property Rights of a Person other than Seller for the time period prior to the Closing Date; and

(xi)             any Liability to indemnify any Person by reason of the fact that such Person was a partner, manager, trustee, director, officer, employee or agent of Seller or its Affiliates or was serving at the request of any such Person as a partner, manager, trustee, director, officer, employee or agent of another Person.

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“Excluded Products” means all product offerings that are not part of the Business.

“Excluded Taxes” means (i) all income Taxes owed by Seller or any of its Affiliates for any period; (ii) all Taxes relating to the Business or ownership of the Purchased Assets for any period prior to the Closing; and (iii) Seller’s share of any Transfer Taxes in accordance with Section 5.03(a).

“Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Corporate Existence and Authorization), Section 3.10(a)(i) (Ownership Interests in Purchased Assets), Section 3.12 (Tax Matters) and Section 3.17 (Finders’ Fees).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal).

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as applicable.

“Intellectual Property Rights” means the rights associated with the following: (i) United States and foreign patents and applications therefor (including any continuations, continuations in part, divisionals, reissues, renewals, extensions or modifications for any of the foregoing) (“Patents”); (ii) trade secret rights and all other rights in or to confidential business or technical information (“Trade Secrets”); (iii) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (iv) trademarks, trade names, service marks, service names and trade dress , and all goodwill symbolized thereby and associated therewith (“Trademarks”); and (v) Uniform Resource Locators, website addresses and domain names (“Internet Properties”). Intellectual Property Rights excludes contractual rights (including license grants) and also excludes the tangible embodiment of any of the foregoing.

“Internet Properties” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Inventory” has the meaning set forth in the definition of Purchased Assets.

“IT Systems” means the communications networks and data centers owned by Seller solely to the extent such networks and data centers are used by Seller in the operation of the Business.

“Knowledge” the actual knowledge of each of Todd Ortberg, Senior Vice President, Strategic Development; Tom Dinges, Investor Relations Director; and Steve Buska, Product Line Leadership Director after reasonably inquiry of each individuals’ direct reports in the execution of their duties in the ordinary course of business.

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“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to the Business; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Business is conducted, (ii) conditions affecting the industries in which the Business is operated or participates, (iii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, (iv) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the Transactions, including any litigation resulting therefrom, any loss of employees, any reduction in sales and any disruption in customer, distributor, reseller, partner or similar relationships, (v) any change arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act, to which Purchaser has consented, (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent the Business is not materially and disproportionately affected thereby, (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God, (viii) changes in Applicable Laws after the date hereof, (ix) changes in GAAP after the date hereof, (x) any failure by Seller to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (i)-(ix) of the definition) or (xi)  any adverse impact on or change to the business of Purchaser that impacts the Business, except to the extent, in the case of the foregoing clauses (i) through (iii) and (vi) through (ix), such changes, events, developments, conditions, occurrences or effects referred to therein have a disproportionate impact on the Business relative to the industry in which the Business competes as a whole.

“Patent” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or, if due, being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business and which are not yet due and payable, (iii) protective filings related to operating leases with third parties entered into in the ordinary course of business that relate solely to equipment financed pursuant to such operating leases, (iv) non-exclusive licenses to Technology or Intellectual Property Rights or (v) Liens which do not materially detract from the value or materially interfere with any present or intended use of such property or assets.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

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“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning on and after the Closing Date and that portion of any Straddle Period beginning on and after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending before the Closing Date and that portion of any Straddle Period ending on the day before the Closing Date.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Products” means the list of product offerings set forth on Schedule 1.01(e).

“Property Taxes” means real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Purchased Assets” means those assets of Seller and its Subsidiaries set forth below:

(i)                 all rights and interests under the Business Contracts;

(ii)               all Transferred Business Technology and Transferred Business Intellectual Property Rights and the right to institute or maintain any Proceeding to recover damages for any infringements, misappropriations or other violations thereof, and any corresponding, equivalent or counterpart rights, title or interest that now exist or may be secured hereafter anywhere in the world;

(iii)             all Permits used exclusively in the Business and which are held by Seller and required for the operation of the Purchased Assets or the Business (but only to the extent transferable or assignable);

(iv)             all of the inventory used exclusively in the Business, including raw materials, work-in-process, finished goods, supplies and packaging materials including without limitation the inventory listed on Schedule 1.01(f) (the “Inventory”);

(v)               all of the Tangible Personal Property set forth on Schedule 1.01(g);

(vi)             to the extent transferable, all rights of Seller under or pursuant to all warranties, representations and guarantees made by suppliers, distributors, manufacturers and contractors to the extent relating to products sold to Seller that constitute Purchased Assets, including those set forth on Schedule 1.01(j) (but only to the extent transferable or assignable);

(vii)           all claims, counterclaims, causes of action, and rights of recourse of Seller against third parties to the extent relating to the Purchased Assets or Assumed Liabilities (but excluding any claims, counterclaims, causes of action, and rights of recourse that relate to any Excluded Liabilities or Excluded Assets) whether choate or inchoate, known or unknown, contingent or non-contingent; and

(viii)         marketing materials and product documentation used exclusively in the Business, and the goodwill of the Business.

“Purchase Price” means ten million three hundred fifty thousand dollars ($10,350,000.00) in cash.

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“Purchaser Indemnified Party” mean the following Persons: (i) Purchaser; (ii) Purchaser’s current and future Affiliates; (iii) the respective Representatives of the Persons referred to in clauses “(i)” and “(ii)” above; and (iv) the respective successors and assigns of the Persons referred to in clauses “(i),” “(ii)” and “(iii)” above.

“Registered IP” means all Intellectual Property Rights that are Transferred Business Intellectual Property Rights and that are registered, filed, or issued under the authority of any Governmental Authority, including all patents, registered copyrights, registered trademarks and domain names and all applications for any of the foregoing.

“Representatives” means a Person’s officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.

“Securities Act” means the Securities Act of 1933.

“Seller Indemnified Party” mean the following Persons: (i) Seller; (ii) Seller’s current Affiliates; (iii) the respective Representatives of the Persons referred to in clauses “(i)” and “(ii)” above; and (iv) the respective successors and assigns of the Persons referred to in clauses “(i),” “(ii)” and “(iii)” above.

“Straddle Period” means any Tax period beginning before and ending on or after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, privilege, unclaimed property, escheat, premium, property, environmental or windfall profit, custom duty or other tax, or other governmental fee, assessment or charge in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (United States (federal, state or local) or foreign).

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax.

“Technology” means tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, routines, formulae, software, databases, lab notebooks, specifications, development and lab equipment, processes, prototypes, know-how and devices. “Technology” does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Third-Party Claim” means any Proceeding instituted or any claim or demand asserted by any third party in respect of which an Indemnifying Party may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnified Party pursuant to Article 9 of this Agreement

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property Rights.

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“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Transactions” means the transactions contemplated by this Agreement, including the sale and purchase of the Purchased Assets, the assignment and assumption of the Assumed Liabilities, and the transactions contemplated by the Ancillary Agreements.

“Transferred Business Intellectual Property Rights” means (i) the Patents listed on Schedule 1.01(h) hereto, (ii) technical documentation and materials exclusively related to the Business as maintained by Seller in the ordinary course of business as set forth on Schedule 1.01(i) hereto, (iii) those Trade Secrets and Copyrights incorporated in the Transferred Business Technology that are owned by Seller or any of its Subsidiaries as of the Closing Date.

“Transferred Business Technology” means the Business Technology that is owned by Seller or any of its Subsidiaries as of the Closing Date and that is used exclusively in the Business.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agent Channel Agreement	2.03(c)
Agreement	Preamble
Allocation Schedule	2.05
Assignment and Assumption Agreement	2.03(b)
Basket	6.04(a)
Bill of Sale	2.03(a)
Books and Records	5.02(c)
Cap	6.04(b)
Claim Dispute Notice	6.05(b)
Closing	2.02
Closing Date	2.02
Confidential Information	5.02(e)
Confidentiality Agreement	5.01(a)
Indemnifying Party	6.05(a)
Material Contract	3.06(a)
Non-Competition Agreement	2.03(f)
Officer’s Claim Certificate	6.05(a)
Patent Assignment	2.03(e)
Product Financials	3.15
Provider	5.02(e)
Purchaser	Preamble
Receiver	5.02(e)
Seller	Preamble
Tangible Personal Property	3.10(a)
Third-Party Notice	6.06
Transfer Taxes	5.03(a)
Transition Services Agreement	2.03(d)

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Section 1.02      Definitional and Interpretative Provisions.

(a)                The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)               The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c)                All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)               Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)                Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f)                The use of the word “or” shall not be exclusive.

(g)                The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(h)               A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(i)                 Any exception or qualification set forth in the Disclosure Schedule with respect to a particular representation, warranty or covenant contained therein shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. Nothing in the Disclosure Schedule shall broaden the scope of any representation, warranty or covenant of Seller contained in this Agreement.

(j)                 Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). Except as provided in Section 7.02, the doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transactions.

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ARTICLE 2.
Description of the Transactions

Section 2.01      Purchase and Sale of Purchased Assets.

(a)                Upon the terms set forth in this Agreement, Seller hereby sells, assigns, transfers, conveys and delivers to Purchaser, and Purchaser hereby purchases, acquires and accepts, all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Liens other than Permitted Liens.

(b)               As consideration for the sale and purchase of the Purchased Assets, Purchaser hereby (i) assumes from Seller, and shall thereafter pay, perform and discharge when due, the Assumed Liabilities, and (ii) shall pay to Seller the Purchase Price at the Closing. For the avoidance of doubt, all Excluded Liabilities are excluded from the Transactions and not assumed by Purchaser.

Section 2.02      Closing. Closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025 at 8:00 a.m. local time on the date hereof (such date hereinafter, the “Closing Date”). The Closing will be deemed to occur electronically with facsimile signatures or PDF signatures delivered via e-mail by all Persons on the Closing Date of each of the documents required to be delivered by such Person pursuant to the terms hereof. All acts, deliveries and confirmations comprising the Closing, regardless of chronological sequence, will be deemed to occur contemporaneously and simultaneously on the Closing Date.

Section 2.03      Purchaser Obligations at the Closing. At the Closing, Purchaser shall deliver to Seller the following:

(a)                the Bill of Sale, substantially in the form of Exhibit A (the “Bill of Sale”) executed by Purchaser;

(b)               the Assignment and Assumption Agreement, substantially in the form of Exhibit B (the “Assignment and Assumption Agreement”) executed by Purchaser;

(c)                the Agent Channel Agreement, substantially in the form of Exhibit C (the “Agent Channel Agreement”) executed by Purchaser;

(d)               the Transition Services Agreement, substantially in the form of Exhibit D (the “Transition Services Agreement”) executed by Purchaser;

(e)                the Patent Assignment, substantially in the form of Exhibit E (the “Patent Assignment”) executed by Purchaser;

(f)                the Non-Competition Agreement, substantially in the form of Exhibit F (the “Non-Competition Agreement”) executed by Purchaser;

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(g)                substantially negotiated commercial terms between Purchaser and Flex Ltd., or an Affiliate thereof, for manufacturing services for Purchaser to reasonably continue to conduct the Business as provided in the Ancillary Agreements; and

(h)               the Purchase Price to an account designated by Seller prior to Closing.

Section 2.04      Seller Obligations at the Closing. At the Closing, Seller shall deliver to Purchaser the following:

(a)                the Bill of Sale executed by Seller;

(b)               the Assignment and Assumption Agreement executed by Seller;

(c)                the Agent Channel Agreement executed by Seller;

(d)               the Transition Services Agreement executed by Seller;

(e)                the Patent Assignment executed by Seller;

(f)                the Non-Competition Agreement executed by Seller;

(g)                a certificate from Seller under Treasury Regulations Section 1.1445-2 certifying Seller’s non-foreign status;

(h)               all releases, consents, approvals and notices set forth on Schedule 2.04(h); and

(i)                 Lien releases, payoff letters and/or termination statements and any other items as Purchaser may reasonably request to evidence the release and discharge of any Liens on the Purchased Assets.

Section 2.05      Allocation of Purchase Price. Within ninety (90) days after the Closing Date or as soon as reasonably practicable thereafter, Purchaser shall deliver a schedule to Seller allocating the Purchase Price (and Assumed Liabilities, to the extent properly taken into account under the Code) among the Purchased Assets for tax purposes under Section 1060 of the Code (the “Allocation Schedule”). The Allocation Schedule shall be deemed final unless Seller notifies Purchaser in writing that Seller objects to one or more items reflected in the Allocation Schedule within ten (10) days after delivery of the Allocation Schedule to Seller. In the event of any such objection, Seller and Purchaser shall negotiate in good faith to resolve such dispute; provided, however, that if Seller and Purchaser are unable to resolve any dispute with respect to the Allocation Schedule within ten (10) days after the delivery of the Allocation Schedule to Seller, then Seller and Purchaser may each allocate the Purchase Price among the Purchased Assets in their own manner. If an Allocation Schedule is agreed upon, Purchaser and Seller shall file all Tax Returns with respect to the Transactions consistently with the Allocation Schedule.

ARTICLE 3.
Representations and Warranties of Seller

Except as set forth in the Disclosure Schedule, Seller represents and warrants to Purchaser:

Section 3.01      Corporate Existence and Authorization.

(a)                Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

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(b)               Seller has all necessary power and authority to enter into and to perform its obligations under this Agreement and all Ancillary Agreements to which Seller is a party, and the execution, delivery and performance by Seller of this Agreement and each of the Ancillary Agreements have been duly authorized by all necessary corporate action. This Agreement and all Ancillary Agreements to which Seller is a party constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.02      Governmental Authorization. The execution, delivery and performance by Seller of this Agreement and all Ancillary Agreements to which Seller is a party and the consummation by Seller of the Transactions require no action by or in respect of, or filing with, any Governmental Authority except where the failure to complete such action or make such filing would not reasonably be expected to be material to the Business.

Section 3.03      Non-contravention. The execution, delivery and performance by Seller of this Agreement and the consummation of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Seller, (b) assuming compliance with the matters referred to in Section 3.02, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 3.02, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination or cancellation of any Material Contract or (d) result in the creation or imposition of any Lien, other than Permitted Liens, on any Purchased Asset, except, with respect to the above described clauses, for any such contraventions, conflicts, violations, breaches, defaults, imposition of Liens or other occurrences, which, individually or in the aggregate, would not reasonably be expected to be material to the Business.

Section 3.04      Absence of Certain Changes. Between December 31, 2017 and the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practices and there has not been:

(a)                any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)               any incurrence of any capital expenditures or any Liabilities in respect thereof by Seller exclusively related to the Business, other than capital expenditures contemplated by Seller’s existing budget for annual capital expenditures for fiscal year 2017 previously made available to Purchaser;

(c)                any intentional delay or postponement of payment of any accounts payable or commissions or any other liability or obligation, any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability or obligation or acceleration of the collection of (or discount of) any accounts or notes receivable;

(d)               any sale, lease or other transfer by Seller of, or creation or incurrence of any Lien on, any material Purchased Assets, other than Permitted Liens and sales and licenses of products or services in the ordinary course of business consistent with past practice;

(e)                the entering into, amendment or modification in any material respect or termination of any Business Contract other than Customer Contracts in the ordinary course of business;

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(f)                any settlement, or offer or proposal to settle any material Proceeding or claim exclusively involving the Business (other than any Proceeding involving a settlement of $100,000 or less as its sole remedy);

(g)                any borrowing of any amount or incurrence of any Liability exclusively related to the Business except (i) current Liabilities incurred in the ordinary course of business and (ii) Liabilities under Contracts entered into in the ordinary course of business; and

(h)               (i) any change or rescission of an election relating to Taxes, (ii) settlement or compromise of any Proceeding relating to Taxes, (iii) consent to any extension or waiver of the statute of limitations thereof, (iv) obtainment of any Tax ruling, (v) entrance into any closing agreement or (vi) any affirmative action to surrender any right to claim a Tax refund, offset or other reduction in Tax Liability, in each of clauses (i) through (vi) of this Section.

Section 3.05      No Undisclosed Liabilities. The Assumed Liabilities do not include any Liabilities of a type or nature required by GAAP to be reflected on the face of a balance sheet, except for Liabilities (a) as reflected in, reserved against or disclosed in the Product Financials, (b) incurred in the ordinary course of business consistent with past practice since the date of the Product Financials, or (c) incurred under this Agreement or in connection with the Transactions.

Section 3.06      Material Contracts.

(a)                Section 3.06(a) of the Disclosure Schedule contains a complete and accurate list of each of the following Business Contracts (a Business Contract responsive to any of the following categories being hereinafter referred to as a “Material Contract”):

(i)                 any real property lease;

(ii)               any material Business Intellectual Property License;

(iii)             any Business Contract imposing any material restriction on the right or ability of Seller or any of its Subsidiaries to conduct the Business with any Person or in any geographic area (other than non-solicitation covenants entered into the ordinary course of the business consistent with past practice);

(iv)             any material value added reseller, distribution, or reseller Business Contract providing for the distribution or resale of any Product for which the Business has received any revenues in calendar year 2017;

(v)               any material Business Contract imposing “most favored nation” pricing terms;

(vi)             any material partnership or joint venture Business Contract;

(vii)           any Business Contract relating to indebtedness;

(viii)         any Business Contract under which Seller has directly or indirectly guaranteed Liabilities of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);

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(ix)             any Business Contract relating to the creation of any Lien, other than Permitted Liens, with respect to any material Purchased Asset; and

(x)               any Business Contract with any Governmental Authority.

(b)               Seller has made available to Purchaser accurate and complete copies of all written Material Contracts identified in Section 3.06(a) of the Disclosure Schedule.

(c)                Each Material Contract is a valid and binding agreement of Seller and is in full force and effect, and Seller is not and, to the Knowledge of Seller, no other party thereto is, in default or breach in any material respect under the terms of any such Material Contract, and, to the Knowledge of Seller, no event has occurred, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a material violation or breach of any of the provisions of such Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under such Material Contract, (iii) give any Person the right to accelerate the maturity or performance of such Material Contract or (iv) give any Person the right to cancel or terminate any Material Contract. Seller has not received any written or, to Seller’s Knowledge, oral notice from another party to a Material Contract indicating such party’s intention to terminate, repudiate or disclaim such Material Contract. There are no negotiations pending or in progress to revise any material terms of such Material Contracts.

Section 3.07      Compliance with Applicable Laws; Licenses and Permits.

(a)                The Business is, and has at all times since January 1, 2016 been, operated in compliance in all material respects with Applicable Laws, and Seller is not, and to the Knowledge of Seller at no time since January 1, 2016 has been, under investigation with respect to or threatened to be charged with or given notice of any violation of any Applicable Law in connection with the Business.

(b)               Without limiting the generality of Section 3.07(a), to the extent exclusively related to the Business, neither Seller nor any of its directors, officers, agents, brokers, representatives, employees or consultants acting on its behalf has used any funds to make, directly or indirectly, any unlawful contribution, gift, bribe, forgiveness of all or part of a debt, payoff, kickback or other unlawful payment or any facilitation payment to or at the direction of any Governmental Authority in violation of any Applicable Laws. To the extent exclusively related to the Business, neither Seller nor any other Person acting on its behalf has, directly or indirectly, paid, offered, promised, authorized or agreed to give any money, gift, forgiveness of all or part of a debt or other thing of value or benefit to any customer, supplier, Governmental Authority, or other Person who is or may be in a position to help or hinder the Business or assist Seller in connection with any actual or proposed transaction related to the Business.

(c)                Seller has, and at all times since January 1, 2016 has had, all material consents, licenses, permits, waivers, approvals, authorizations or orders of any Governmental Authority (collectively, the “Permits”), and has made all necessary filings required under Applicable Law, necessary to operate the Business in accordance with Applicable Laws and otherwise to conduct the Business.

Section 3.08      Litigation.

(a)                As of the date of this Agreement, except as set forth in Section 3.08 of the Disclosure Schedule, there is no material Proceeding related to or affecting the Business pending against Seller, and to the Knowledge of Seller, since January 1, 2016, no Person has threatened in writing to commence any material Proceeding against the Business.

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(b)               As of the date of this Agreement, there is no material order, writ, injunction, directive, restriction, judgment or decree to which Seller or any of its Subsidiaries is subject or which restricts in any material respect the ability of Seller to conduct the Business.

Section 3.09      Inventory. Since January 1, 2016, Seller has maintained the Inventory in a normal and customary manner consistent with prior practice. Seller’s Inventory is of a quality and quantity normally maintained by the Business in the ordinary course. The Inventory is in good and merchantable condition, and suitable and usable in the ordinary course of its business for the purposes for which intended. All Inventory is free and clear of Liens other than Permitted Liens. None of the Inventory has been consigned (that is, delivered but not sold or sold with an unlimited right of return) to any Person.

Section 3.10      Properties.

(a)                Seller has valid and subsisting ownership interests in, or in the case of leased property and assets, has valid leasehold interests in, all material personal property included in the Purchased Assets, free and clear of all Liens, other than Permitted Liens. Schedule 1.01(g) contains a list of tangible personal property shown to be owned or leased by Seller that, as of the Closing Date are used or held for use by Seller in the operation of the Business (the “Tangible Personal Property”). Except as otherwise disclosed in Section 3.10(a) of the Disclosure Schedule each item of Tangible Personal Property included in the Purchased Assets has no material defects, is in good operating condition and repair and has been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and is adequate for its present uses. None of the Tangible Personal Property is consigned.

(b)               The property and assets included in the Purchased Assets constitute all of the property and assets owned, leased or licensed by Seller exclusively for the operation of the Business as currently conducted, in each case other than (i) any Contracts to which Seller is a party identified in Section 3.10(b)(i) of the Disclosure Schedule that are necessary for the exclusive operation of the Business but that are not Purchased Assets, (ii) the assets, properties and rights used to perform the services that are the subject of the Transition Services Agreement, (iii) the assets, properties and rights that are the subject of the Agent Channel Agreement and (iv) as provided in Section 3.10(b)(iv) of the Disclosure Schedule. For clarity, nothing in this Section 3.10(b) shall be construed as a representation or warranty with respect to the infringement, misappropriation or other violation of the Intellectual Property Rights of any Person, which matters are exclusively governed by Section 3.10.

Section 3.11      Intellectual Property.

(a)                As of the Closing, Seller owns all right, title, and interest to and in the Transferred Business Intellectual Property Rights and Transferred Business Technology free and clear of any Liens (other than Permitted Liens and any licenses granted pursuant to the Material Contracts listed in Section 3.06(a) of the Disclosure Schedule). All employees, agents, consultants and contractors of Seller that developed or created material elements of the Transferred Business Intellectual Property Rights or Transferred Business Technology are subject to agreements that require such employees, agents, consultants and contractors to assign their rights in such Transferred Business Intellectual Property Rights and Transferred Business Technology to Seller, as applicable. Since January 1, 2016, no employee, agent, consultant or contractor associated with any Person who has contributed to, or participated in, the conception, creation or development of Transferred Business Intellectual Property on behalf of Seller has asserted in writing or, to Seller’s Knowledge, threatened any claim against Seller arising from Transferred Business Intellectual Property. Seller has the right to transfer to Purchaser all right, title and interest in and to the Transferred Business Intellectual Property Rights and Transferred Business Technology.

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(b)               Section 3.11(b) of the Disclosure Schedule identifies as of the date of this Agreement each item of Registered IP and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number. Seller has made all filings and payments and taken all other actions required to be made or taken to maintain each item of Transferred Business Intellectual Property Rights that is Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all Applicable Laws.

(c)                To the Knowledge of Seller, (i) no Person has infringed, misappropriated, or otherwise violated any Transferred Business Technology or Transferred Business Intellectual Property Rights and (ii) the use by Seller of the Transferred Business Technology or Transferred Business Intellectual Property Rights has not infringed, misappropriated, or otherwise violated any Intellectual Property Right of any other Person. No claim or Proceeding alleging that the operation of the Business has infringed, misappropriated, or otherwise violated any Intellectual Property Right of any other Person is pending or threatened in writing against Seller.

(d)               Seller has taken commercially reasonable steps to preserve the confidentiality of its Trade Secrets that constitute Transferred Business Intellectual Property Rights. Seller has no duty or obligation to deliver or license the source code for the material proprietary software contained in the Transferred Business Technology or the Transferred Business Intellectual Property Rights to any escrow agent for the benefit of any other Person. To the Knowledge of Seller, no event has occurred that will, or could reasonably be expected to, result in the delivery or license of any source code for the material proprietary software contained in the Transferred Business Technology or the Transferred Business Intellectual Property Rights to any other Person who is not, as of the date of this Agreement, an employee or contractor of Seller.

(e)                To the Knowledge of Seller, no material proprietary software contained in the Transferred Business Technology or the Transferred Business Intellectual Property Rights is subject to any “copyleft” or other obligation or condition (such as under the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that requires, or conditions the use or distribution of such software or portion thereof on, (i) the disclosure, licensing, or distribution of any source code for any portion of such software, or (ii) the granting to licensees of the right to make derivative works or other modifications to such software or portions thereof.

(f)                Seller has not granted an exclusive license with respect to any Transferred Business Intellectual Property, held or used by Seller, nor is any Transferred Business Intellectual Property owned, held or used by Seller subject to the retention of any exclusive rights or joint ownership.

(g)                Seller (i) has taken reasonable measures to preserve and maintain the performance and security of the IT Systems, and (ii) maintains reasonable documentation regarding the IT Systems and their support and maintenance. During the two-year period prior to the date of this Agreement, (A) there has been no material failure with respect to any IT Systems, and (B) to the Knowledge of Seller there has been no unauthorized access to or use of any IT Systems by a third party.

Section 3.12      Tax Matters.

(a)                Except as disclosed on Section 3.12(a) of the Disclosure Schedule, (i) all Tax Returns required to be filed by or on behalf of Seller with respect to the Business or the Purchased Assets on or prior to the date hereof (taking into account any valid extension of the tax due date for filing) have been timely filed and, when filed, were complete and accurate in all material respects, (ii) Seller has timely paid all material Taxes due and payable (whether or not shown on any Tax Return) which it is required to pay under Applicable Law with respect to the Business or the Purchased Assets, and (iii) Seller has deducted, withheld and timely paid to the appropriate Governmental Authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party with respect to the Business or Purchased Assets.

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(b)               Except as disclosed on Section 3.12(b) of the Disclosure Schedule to the Knowledge of Seller (i) there is no audit, examination, or other tax proceeding, and no deficiency or proposed adjustment pending or threatened with respect to any Taxes relating to the Business or the Purchased Assets, and (ii) there are no outstanding agreements or waivers, or requests therefore, extending the statutory period of limitations for the assessment or collection of any Taxes relating to the Business or Purchased Assets with respect to a taxable period for which such statutes of limitation are still open.

(c)                Seller is not a “foreign person” for purposes of Section 1445 of the Code.

(d)               None of the Assumed Liabilities constitutes (i) a tax sharing agreement concerning the sharing of Tax Liabilities between related parties or an agreement to indemnify a third party with respect to Tax Liabilities, or (ii) a contract, agreement, plan, or arrangement that will give rise to the payment of any amount that will not be deductible by reason of Section 280G of the Code.

Section 3.13      Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: the Business is now and since January 1, 2016 has been in compliance in all material respects with all Environmental Laws.

Section 3.14      Employee Benefits. Except as would not result in material liability to Purchaser:

(a)                Each Employee Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan, the terms of any applicable collective bargaining agreement and all Applicable Laws (including, but not limited to ERISA, COBRA and the Code, including Section 409A thereof).

(b)               All contributions (including all employer contributions and employee salary reduction contributions), premiums, other payments or accruals for contributions, premiums, other payments or for incurred but not reported liabilities for all periods ending on or before the Closing Date have been paid on a timely basis as required by such Employee Benefit Plan, ERISA, the Code or any Applicable Laws or accrued consistent with GAAP.

(c)                Each Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS to such effect, and no fact or event has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan.

(d)               There have been no non-exempt “prohibited transactions” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any such Employee Benefit Plan. No action, suit, proceeding, hearing or investigation with respect to any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to Seller’s Knowledge, threatened.

(e)                Neither Seller or any ERISA Affiliate maintains, contributes to, has any obligation to contribute to or has any Liability (or has ever done or had any of the foregoing) under or with respect to any “defined benefit plan” (as defined in Section (3)(35) of ERISA), any “multiemployer plan” (as defined in Section (3)(37) or 4001(a)(3) of ERISA), any “multiple employer plan” (as defined in Section 413(c) of the Code), any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any plan subject to Section 412 of the Code, or any self-insured welfare benefit plan.

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(f)                Neither Seller or any ERISA Affiliate maintains, contributes to or has any obligation to contribute to, or has any Liability with respect to, any employee welfare benefit plan providing medical, health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees of Seller (or any spouse or other dependent thereof) other than in accordance with and as required by COBRA.

(g)                No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan that would reasonably be expected to subject Seller, any ERISA Affiliate, the Purchaser or its Affiliates to any fine, penalty, Tax or other Liability or obligation imposed under ERISA, the Code or other Legal Requirement including, but not limited to, Code Section 4980H.

(h)               The consummation of the transactions contemplated by this Agreement will not, either immediately or upon the occurrence of any event thereafter: (i) entitle any current or former employee or officer or director of Seller or any ERISA Affiliate to severance pay, unemployment compensation, or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation otherwise due any such individual; or (iii) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

Section 3.15      Product Financials. Attached as Section 3.15 of the Disclosure Schedule is the summary unaudited income statement for years 2014-2017 including income statement detail by SKU and the summary pro forma statement of estimated profit and loss for 2016 for the Business (collectively, the “Product Financials”). The information included in the Product Financials were derived from the information contained in Seller’s books and records and fairly represents and presents, in all material respects, the sales history and costs relating to the Products for the periods referred to therein.

Section 3.16      Customers and Suppliers. Section 3.16 of the Disclosure Schedule sets forth a list of the four largest customers in the aggregate and the two largest suppliers of the Business (by dollar volume) in terms of sales or purchases for the twelve months ended December 31, 2016 and December 31, 2017 showing for each period the approximate total revenue for the four customers in the aggregate and purchases for the Business from each supplier. Except as set forth in Section 3.16 of the Disclosure Schedule, no customer or supplier set forth in Section 3.16 of the Disclosure Schedule has issued any notification (written or oral) to Seller of an intention to change any material contractual terms, including any contracted pricing applicable to the Business or Purchased Assets.

Section 3.17      Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission from Purchaser in connection with the Transactions.

Section 3.18      No Other Representations and Warranties. Except for the representations and warranties of Seller contained in this Article 3, (in each case, as modified by the Disclosure Schedules) or in any of the Ancillary Agreements, absent fraud or intentional breaches, Purchaser acknowledges and agrees that neither Seller nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Business, the transactions contemplated hereby or otherwise. Except for the representations and warranties contained in this Article 3 or in any of the Ancillary Agreements, Seller hereby disclaims all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by Seller or any of its Representative). Seller makes no representations or warranties to Purchaser regarding the probable success or profitability of the Business.

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ARTICLE 4.
Representations and Warranties of Purchaser

Purchaser represents and warrants to Seller that:

Section 4.01      Corporate Existence and Power. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation.

Section 4.02      Corporate Authorization. Purchaser has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and all Ancillary Agreements to which Purchaser is a party, and the execution, delivery and performance by Purchaser of this Agreement and all Ancillary Agreements to which Purchaser is a party have been duly authorized by all necessary action on the part of Purchaser. This Agreement and all Ancillary Agreements to which Purchaser is a party constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with of their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.03      Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and all Ancillary Agreements to which Purchaser is a party and the consummation by Purchaser of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any Competition Law, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws or the laws of any national securities exchange and (iii) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Purchaser to consummate the Transactions.

Section 4.04      Non-contravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Purchaser or (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law.

Section 4.05      Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission from Purchaser or any of its Affiliates in connection with the Transactions.

Section 4.06      Due Diligence Investigation. Purchaser has had an opportunity to discuss the Business and the management, operations and finances of the Business with the Representatives and Affiliates of Seller, and has had an opportunity to inspect the facilities of the Business. Purchaser has conducted its own independent investigation of the Business. In making its decision to execute and deliver this Agreement and to consummate the Transactions, Purchaser has relied solely upon the representations and warranties of Seller set forth in Article 3 (and acknowledges that such representations and warranties are the only representations and warranties made by Seller) and has not relied upon any other information provided by or on behalf of Seller or its Representatives to Purchaser in connection with the Transactions. Purchaser has entered into the Transactions with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Business. Purchaser acknowledges that, except as expressly provided in Article 3 or in any of the Ancillary Agreements, no current or former Representative or Affiliate of Seller has made or is making, and Purchaser is not relying upon, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

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Section 4.07      No Other Representations and Warranties. Except for the representations and warranties of Purchaser contained in this Article 4, or in any of the Ancillary Agreements, absent fraud or willful conduct, Seller acknowledges and agrees that neither Purchaser nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Purchaser or the transactions contemplated hereby or otherwise. Except for the representations and warranties contained in this Article 4 or in any of the Ancillary Agreements, Purchaser hereby disclaims all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Seller or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Seller by Purchaser or any of its Representative).

ARTICLE 5.
Covenants of the Parties

Section 5.01      Confidentiality; Public Announcements.

(a)                Each of the parties hereby agrees to amend the terms of the Confidentiality Agreement, (“Confidentiality Agreement”) dated as of October 24, 2017, by and between Purchaser and Seller such that any Confidential Information (as defined by the Confidentiality Agreement) that is included in the Purchased Assets or Assumed Liabilities shall not be treated as Confidential Information (as defined by the Confidentiality Agreement) as of the Closing Date. Each of the parties further agrees that Section 5 of the Confidentiality Agreement is amended to reflect that each party’s obligations thereunder will continue for five (5) years after the effective date of the Confidentiality Agreement.

(b)               Each of the parties agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of Seller and Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by Applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The parties agree that each party shall coordinate with the other regarding the timing and content of such party’s press release, if any, announcing the execution and delivery of this Agreement and that each such press release shall not be issued without the approval of the other party.

Section 5.02      Access to Records and Personnel.

(a)                From and after the Closing until the third anniversary of the Closing, Seller and Purchaser shall provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting party’s sole expense, reasonable access (including using commercially reasonable efforts to give access to third parties possessing information), during normal business hours, to the other party’s Representatives and to any books, records, documents, files and correspondence in the possession or under the control of the other party related to the Business that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under Applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting party in connection with the Transactions, (ii) for use in any other judicial, regulatory, administrative or other Proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, (iii) for use in any Proceeding relating to the infringement of the Intellectual Property Rights of another Person or (iv) to comply with its obligations under this Agreement; provided, however, that no party shall be required to provide access to or disclose information where such access or disclosure (y) is related to any claim against a party or such party’s Affiliates or (z) would violate any Applicable Law or Contract, or waive any attorney-client or other similar privilege, and each party may redact information regarding itself or its Affiliates or otherwise not relating to the other party and its Affiliates, and, in the event such provision of information could reasonably be expected to violate any Applicable Law or Contract or waive any attorney-client or other similar privilege, the parties shall take commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

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(b)               Except as otherwise provided in this Agreement, any information owned by a party that is provided to a requesting party pursuant to this Section 5.02 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c)                Except as otherwise provided herein, each party shall use commercially reasonable efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business (the “Books and Records”) in such party’s respective possession or control for three years following the Closing Date. Following the expiration of such period, either party may destroy or otherwise dispose of any Books and Records; provided that, prior to such destruction or disposal (i) such party shall use commercially reasonable efforts to provide no less than 30 days’ prior written notice to the other party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of) and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out-of-pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(d)               Without limiting the representations of Seller set forth in Article 3, no party shall have any Liability to any other party in the event that any information exchanged or provided pursuant to Section 5.02 is found to be inaccurate. No party shall have any Liability to any other party if any information is destroyed or lost after reasonable commercial efforts by such party to comply with the provisions of Section 5.02(c).

(e)                From and after the Closing until the fifth anniversary thereof, unless otherwise required by Applicable Law or the rules and regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted, each party shall hold confidentially, and shall cause its Affiliates and Representatives to hold confidentially, all information furnished or made available by a party (the “Provider”) to the other party (the “Receiver”) pursuant to this Section 5.02 and the terms of this Agreement (all such information being referred to as “Confidential Information”). The parties shall, and shall cause their Representatives to, use the Confidential Information only in connection with the performance of this Agreement or as otherwise contemplated hereby. Confidential Information furnished or made available pursuant to this Section 5.02 shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiver or its Representatives in violation of this Agreement, (ii) becomes available to the Receiver or its Representatives on a non-confidential basis from a Person other than the Provider or its Representatives who is not known by the Receiver to be bound by a confidentiality agreement with the Provider or any or its Representatives, or is not known by the Receiver to be under an obligation to the Provider or any of its Representatives not to transmit the information to the Receiver, (iii) was in the possession of the Receiver prior to disclosure by the Provider or its Representatives (provided, that any information regarding the Business in the possession of Seller prior to the Closing Date or provided to Seller pursuant to, or maintained by Seller under, the Agent Channel Agreement or Transition Services Agreement shall not be subject to this provision) or (iv) is developed by the Receiver independent of any Confidential Information provided hereunder (provided, that any information regarding the Business in the possession of Seller prior to the Closing Date or provided to Seller pursuant to, or maintained by Seller under, the Agent Channel Agreement or the Transition Services Agreement shall not be subject to this provision). Nothing in this Section 5.02 shall affect Purchaser’s rights in the Business following the Closing. In the event that the Receiver or any of its Representatives are required by Applicable Law or the rules and regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted to disclose any Confidential Information, the Receiver shall, to the extent not prohibited by Applicable Law, provide the Provider with prompt notice of such request or requirement in order to enable the Provider to: (i) seek an appropriate protective order or other remedy, (ii) consult with the Receiver with respect to the Provider’s taking steps to resist or narrow the scope of such request or legal process or (iii) waive compliance, in whole or in part, with the terms of this Section 5.02(e). In the event that such protective order or other remedy is not obtained, or the Provider waives compliance, in whole or in part, with the terms of this Section 5.02(e), the Receiver or its Representative, as the case may be, shall use commercially reasonable efforts to disclose only that portion of the Confidential Information that the Receiver or such Representative is advised in writing by its legal counsel is legally required to be disclosed and to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.

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(f)                Nothing in this Section 5.02 shall require any party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information or of customer information; provided, however, that in the event that any party is required under this Section 5.02 to disclose any such information, that party shall provide notice of the basis for any such potential violation and use commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

Section 5.03      Certain Tax Matters.

(a)                Transaction Taxes. Transfer Taxes attributable to the Transactions shall be shared equally between Seller and Purchaser. For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes).

(b)               Allocation of Property Taxes. All Property Taxes (for the avoidance of doubt, other than Transfer Taxes) levied with respect to the Purchased Assets for the Straddle Period shall be apportioned between Purchaser and Seller based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days of such Straddle Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Property Taxes that relate to a fiscal year ending prior to the Closing Date shall be the responsibility of Seller. Property Taxes that relate to a fiscal year commencing after the Closing Date shall be the responsibility of the Purchaser. All installments of Property Taxes having a due date before the Closing Date shall be paid by Seller before the Closing Date, and Purchaser shall pay all installments of Property Taxes having a due date on or after the Closing Date. At the Closing, the net amount of all Property Tax adjustments computed according to this Section 5.03(b), based upon which party is responsible for such Property Taxes and which Party is to pay such Property Taxes, shall be added to or deducted from the Purchase Price. If current tax statements for any Property Taxes for a Straddle Period are not available as of the Closing Date, the prior year’s tax statements will be used for purposes of making an estimated proration at the Closing, and a final proration will be made promptly when the current tax statements for such Property Taxes are received. Seller shall remit to Purchaser any additional amounts due to Purchaser in such regard within ten (10) Business Days of receipt of written notice thereof from Purchaser (which notice shall include reasonable evidence of the taxes owed and an explanation of the amounts owed by Seller). Purchaser shall remit to Seller any excess amounts previously remitted by Seller to Purchaser hereunder within ten (10) Business Days of receipt of written notice thereof from Seller (which notice shall include reasonable evidence of the taxes owed and an explanation of the amounts owed by Seller). If Seller, from and after the Closing, receives any bill, assessment or other notice of any such Property Taxes due for any Straddle Period, Seller shall promptly forward a copy of such bill, assessment or other notice to Purchaser.

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(c)                Cooperation. Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for the applicable statute of limitations.

Section 5.04         Mail Handling. To the extent that Purchaser or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries not relating to the Purchased Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to Seller or any of its Subsidiaries that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent Seller or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries but relating to the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Purchaser. After the Closing Date, to the extent that Purchaser receives any cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days from the date of deposit for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. The parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 5.04.

Section 5.05      Wrong Pockets. If and to the extent that it is determined after Closing that (i) Seller (or any Affiliate of Seller) has retained any assets that are Purchased Assets and should have been transferred to Purchaser hereunder, Seller shall promptly transfer, or cause to be transferred, such assets to Purchaser, or (ii) Purchaser (or any of its Affiliates) has received title to any assets that are Excluded Assets, Purchaser will promptly transfer, or cause to be transferred, such assets to Seller.

ARTICLE 6.
Indemnification

Section 6.01      Survival of Representations, Etc.

(a)                Except for Fundamental Representations, the representations and warranties made by Seller or Purchaser in this Agreement shall survive the Closing until the date that is 12 months following the Closing Date, and any claim with respect to a breach of such representations and warranties must be brought within such period. Fundamental Representations made by Seller in this Agreement shall survive the Closing until the date that is 24 months following the Closing Date. Notwithstanding the foregoing, if at any time prior to the expiration of the survival period, a party delivers to the other a written notice alleging the existence of an inaccuracy in or a breach of any of such representation or warranty and asserting a claim for recovery under Section 6.02 or Section 6.03 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.

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(b)               For purposes of this Agreement, the representations and warranties made by Seller shall be deemed to be qualified by the information set forth in the Disclosure Schedule; provided, however, for purposes of clarity that no information or statement set forth in the Disclosure Schedule shall be deemed to expand or enlarge any representation or warranty made by Seller and set forth in this Agreement.

Section 6.02      Indemnification Obligations of Seller. From and after the Closing, Seller shall hold harmless and indemnify each of the Purchaser Indemnified Parties from and against, and shall compensate and reimburse each of the Purchaser Indemnified Parties for, any Damages which are suffered or incurred by any of the Purchaser Indemnified Parties or to which any of the Purchaser Indemnified Parties may otherwise become subject (regardless of whether or not such Damages relate to any Third-Party Claim) and which arise from or as a result of, or are connected with:

(a)                any inaccuracy in or breach of any representation or warranty of Seller set forth in this Agreement;

(b)               any breach of any covenant or obligation of Seller set forth in this Agreement; and

(c)                the Excluded Liabilities or the Excluded Assets.

Section 6.03      Indemnification Obligations of Purchaser. From and after the Closing, Purchaser shall hold harmless and indemnify each of the Seller Indemnified Parties from and against, and shall compensate and reimburse each of the Seller Indemnified Parties for, any Damages which are suffered or incurred by any of the Seller Indemnified Parties or to which any of the Seller Indemnified Parties may otherwise become subject (regardless of whether or not such Damages relate to any Third-Party Claim) and which arise from or as a result of, or are connected with:

(a)                any inaccuracy in or breach of any representation or warranty of Purchaser set forth in this Agreement;

(b)               any breach of any covenant or obligation of Purchaser set forth in this Agreement; and

(c)                the Assumed Liabilities.

Section 6.04      Limitations.

(a)                Subject to Section 6.04(c), Seller shall not be required to make any indemnification payment pursuant to Section 6.02(a) until such time as the aggregate amount of Damages incurred by the Purchaser Indemnified Parties and indemnifiable hereunder exceeds an amount equal to seventy-seven thousand six hundred twenty-five dollars ($77,625.00) (the “Basket”) (it being understood that if the total amount of such Damages exceeds the Basket, then the Purchaser Indemnified Parties shall be entitled to be indemnified against and compensated and reimbursed for all such Damages including the amount of the Basket).

(b)               Subject to Section 6.04(c), the maximum liability of Seller under Section 6.02(a) shall be equal to seven hundred seventy-six thousand two hundred fifty dollars ($776,250.00) (the “Cap”).

(c)                The Basket and Cap shall not apply to any claim for indemnification (i) made pursuant to Section 6.02(c), (ii) to the extent any claim arises from or is a result of any fraud, or willful or intentional breach by Seller or any of its Representatives (regardless of whether such actions have been authorized) of any representation or warranty made by Seller in this Agreement, or (iii) for any breach of any Fundamental Representation.

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(d)               Notwithstanding anything to the contrary contained in this Agreement, except in the case of fraud or willful or intentional breach by Seller, Seller shall not have any liability for Damages pursuant to Section 6.02 in excess of the amount of the Purchase Price actually received by Seller from Purchaser pursuant to this Agreement.

(e)                The amount of any Damages for which indemnification is provided for under this Agreement shall be reduced by any insurance proceeds or other amounts actually recovered (net of all deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection of any such insurance proceeds) by the Indemnified Party with respect to such Damages. Each Indemnified Party shall use commercially reasonable efforts to mitigate all Damages; provided, however, that no Indemnified Party shall be required to make or pursue any claims for insurance and/or other payments available from third parties with respect to Damages for which it seeks indemnification hereunder.

(f)                Except in the case of fraud or willful or intentional misrepresentation, the indemnification provisions contained in this Article 6 are intended to provide the sole and exclusive remedy following the Closing as to all Damages any Indemnified Party may incur arising from or relating to this Agreement (it being understood that nothing in this Section 6.04(f) or elsewhere in this Agreement shall affect the parties’ rights to specific performance or other equitable remedies with respect to the covenants referred to in this Agreement or to be performed after the Closing) and provided further, that nothing in this Section 6.04(f) shall limit any of the rights, obligations or remedies in any of the Ancillary Agreements.

(g)                Solely for purposes of calculating Damages pursuant to this Article 6, but not for the purpose of determining breaches of representations and warranties, all qualifications as to materiality or Material Adverse Effect or words of similar import contained in any representation or warranty shall be ignored.

Section 6.05      Claims and Procedures.

(a)                If at any time prior to the expiration of the applicable survival period set forth in Section 6.01(a), Purchaser or Seller, as applicable, determines in good faith that a Purchaser Indemnified Party or Seller Indemnified Party, as applicable, has a bona fide claim for indemnification pursuant to this Article 6, Purchaser or Seller, as applicable, may deliver to the party obligated to indemnify under this Article 6, whether Purchaser or Seller, as applicable (the “Indemnifying Party”), a certificate signed by any officer of the Indemnified Party (any certificate delivered in accordance with the provisions of this Section 6.05(a) an “Officer’s Claim Certificate”):

(i)                 stating that an Indemnified Party has a claim for indemnification pursuant to this Article 6;

(ii)               to the extent possible, containing a good faith non-binding, preliminary estimate of the amount to which such Indemnified Party claims to be entitled to receive, which shall be the amount of Damages such Indemnified Party claims to have so incurred or suffered or could reasonably be expected to incur or suffer; and

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(iii)             specifying in reasonable detail (based upon the information then possessed) the material facts known to the Indemnified Party giving rise to such claim.

No delay in providing such Officer’s Claim Certificate prior to the applicable survival period set forth in Section 6.01(a) shall affect an Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Indemnifying Party is materially prejudiced thereby.

(b)               If the Indemnifying Party in good faith objects to any claim made in any Officer’s Claim Certificate, then the Indemnifying Party shall deliver a written notice (a “Claim Dispute Notice”) to Purchaser or Seller, as applicable, during the 45-day period commencing upon receipt by the Indemnifying Party of the Officer’s Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made in the Officer’s Claim Certificate. If the Indemnifying Party does not deliver a Claim Dispute Notice prior to the expiration of such 45-day period, then each claim for indemnification set forth in such Officer’s Claim Certificate shall be deemed to have been conclusively determined in the Indemnified Party’s favor for purposes of this Article 6 on the terms set forth in the Officer’s Claim Certificate.

(c)                If the Indemnifying Party delivers a Claim Dispute Notice, then Purchaser and Seller shall attempt in good faith to resolve any such objections raised by the Indemnifying Party in such Claim Dispute Notice. If Purchaser and Seller agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Purchaser and Seller shall be prepared and signed by both parties and, in the case of a claim by a Purchaser Indemnified Party.

(d)               If no such resolution can be reached during the 30-day period following Purchaser’s or Seller’s, as applicable, receipt of a given Claim Dispute Notice, then upon the expiration of such 30-day period, either Purchaser or Seller may bring suit to resolve the objection in accordance with Section 7.06, Section 7.07 and Section 7.08. The decision of the trial court as to the validity and amount of any claim in such Officer’s Claim Certificate shall be nonappealable, binding and conclusive upon Purchaser, Seller and any Purchaser Indemnified Party or Seller Indemnified Party (in the case of a claim by a Purchaser Indemnified Party or Seller Indemnified Party, respectively). Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

Section 6.06      Defense of Third-Party Claims. In the event of the assertion of any Third-Party Claim against an Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence of such Third-Party Claim, including, if known, the amount, or if reasonably estimable, the estimated amount, of the Damages related thereto (a “Third-Party Notice”) and must deliver copies of any documents served on the Indemnified Party with respect to the Third-Party Claim; provided, however, that any failure on the part of an Indemnified Party to so notify an Indemnifying Party shall not limit any of the obligations of the Indemnifying Party under this Article 6 (except to the extent such failure materially prejudices the defense of such Proceeding).

(a)                In the case of a Third-Party Claim arising from an Excluded Liability, the Indemnifying Party shall promptly, and in any event within 30 days after receiving a Third-Party Notice, assume the defense of such Third-Party Claim at its own cost and through counsel of its choosing. In the case of a Third-Party Claim not arising from an Excluded Liability, the Indemnifying Party shall have the right, upon notice to the Indemnified Party within 30 days after receiving a Third-Party Notice, to assume and control the defense of such Third-Party Claim at its own cost and through counsel of its choosing.

(b)               Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume or control the defense of any Third-Party Claim unless the Indemnifying Party acknowledges to the Indemnified Party in writing that it will, conditioned upon its assumption or control of such Third-Party Claim, indemnify the Indemnified Party in accordance with the provisions of this Agreement for such Third-Party Claim; provided, however, that the Indemnifying Party shall not have the right to assume and control the defense of any Third-Party Claim if: (i) such Third-Party Claim involves criminal allegations with respect to the Business or any Purchaser Indemnified Party, (ii) outside counsel advises the Indemnified Party that there are conflicts of interest between the Indemnifying Party and the Indemnified Party with respect to the Third-Party Claim that cannot be waived, (iii) such Third-Party Claim seeks relief other than monetary damages (except where any non-monetary relief being sought is merely incidental to a primary claim for monetary damages or would not reasonably be expected to affect the Business) and/or (iv) such Third-Party Claim (A) alleges a violation of Applicable Law with respect to the Business or (B) is instituted or asserted by a Governmental Authority.

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(c)                In the event that the Indemnifying Party assumes the defense of a Third-Party Claim, then the Indemnifying Party shall have the right to compromise and settle all indemnifiable matters related to Third-Party Claims which are susceptible to being settled, except to the extent that (i) such settlement would involve relief other than monetary damages (or would involve monetary relief in excess of the limits of indemnification set forth herein), or (ii) such settlement does not include an unconditional release in favor of the Indemnified Party from all liability in respect of such claim. The Indemnifying Party shall from time to time apprise the Indemnified Party of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action and shall furnish the Indemnified Party with such documents and information filed or delivered in connection with such claim, liability or expense as the Indemnified Party may reasonably request.

(d)               The Indemnified Party shall not admit any liability to any third party in connection with any matter which is the subject of a Third-Party Notice and shall cooperate in good faith as may reasonably be requested by the Indemnifying Party in the defense of such claim at the expense of the Indemnifying Party.

(e)                The Indemnified Party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel.

(f)                If no notice of intent to defend is given by the Indemnifying Party within such 30-day period in accordance with Section 6.06(a), the Indemnifying Party shall cooperate in good faith to make available to the Indemnified Party any documents and materials in its possession or control that may be reasonably requested and (ii) the Indemnified Party shall, have the right to compromise or settle such Third-Party Claim with the consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 6.07      Exercise of Remedies by Indemnified Parties Other Than Purchaser or Seller. No Purchaser Indemnified Party (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy. No Seller Indemnified Party (other than Seller or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Seller (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

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ARTICLE 7.
Miscellaneous

Section 7.01      Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission, (c) upon receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

if to Purchaser, to:

Clearfield, Inc.
Attn: Cheri Beranek, CEO
7050 Winnetka Ave. N., Suite 100
Brooklyn Park, Minnesota 55428
Email: [____________]

with a copy to (which shall not constitute notice):

Ballard Spahr LLP
Attn: Michael R. Kuhn
80 South Eighth Street, Suite 2000
Minneapolis, Minnesota 55402
Email: [____________]

if to Seller, to:

Calix, Inc.
Attn: General Counsel
100 Headquarters Dr.
San Jose, CA 95134
Email: [____________]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Attention: Kathleen Wells
Email: [____________]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.02      Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that (i) the parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither Seller nor Purchaser would have entered into this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond or other type of security in connection with obtaining such relief.

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Section 7.03      Amendments and Waivers.

(a)                Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)               No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 7.04      Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Transactions, shall be paid by the party incurring such cost or expense.

Section 7.05      Binding Effect; Benefit; Assignment.

(a)                The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or Liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)               No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Closing, to any Person; provided, that such transfer or assignment shall not relieve Purchaser of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Purchaser, provided, further, that no such assignment shall be permitted if it would result in any adverse Tax consequences to Seller.

Section 7.06      Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 7.07      Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 7.01 shall be deemed effective service of process on such party.

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Section 7.08      Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.09      Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 7.10      Entire Agreement. This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits and the Disclosure Schedule, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 7.11      Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 7.12      Further Assurances; Further Cooperation. Subject to the terms and conditions hereof, each of the parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with Applicable Law. From time to time, whether at or after the Closing, Seller shall, and shall cause its Subsidiaries to, execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets including documentation necessary to permit Purchaser to record the transfer of the Transferred Business Intellectual Property Rights with the United States Patent and Trademark Office or a corresponding office in a foreign country, and Purchaser will execute and deliver such further instruments and take such other action, at Seller’s sole expense, as Seller may reasonably require to more effectively assume the Assumed Liabilities. Upon reasonable request and during normal business hours, Purchaser and Seller shall cooperate with each other, and shall cause their respective Representatives and Subsidiaries to cooperate with each other, after the Closing to ensure the orderly transition of the Purchased Assets and Assumed Liabilities to Purchaser and to minimize any disruption to the businesses of Seller and Purchaser that might result from the Transactions.

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Section 7.13      Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

Signature Page Follows.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

CALIX, INC.

By:	/s/ Cory Sindelar
	Name:	Cory Sindelar
	Title:	Chief Financial Officer

CLEARFIELD, INC.

By:	/s/ Cheri Beranek
	Name:	Cheri Beranek
	Title:	Chief Executive Officer

Signature Page to Asset Purchase Agreement